UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM 11-K

________________________________

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File No.: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of MSC Industrial Direct 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Jericho, NY

June 30, 2020

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Assets
Cash and cash equivalents	$120	$471

Investments, at fair value:
Mutual funds	426,170,429	334,427,750
Common collective trusts	57,604,176	56,149,151
MSC Industrial Direct Co., Inc. Common Stock	11,925,739	11,491,667
Total investments, at fair value	495,700,344	402,068,568

Receivables:
Employer contributions	366,402	711,419
Participant contributions	-	830,613
Notes receivable from participants	11,926,933	11,480,434
Total receivables	12,293,335	13,022,466
Total Assets	507,993,799	415,091,505

Liabilities
Excess contributions payable	349,112	49,332
Total Liabilities	349,112	49,332

Net assets available for benefits	$507,644,687	$415,042,173

See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2019
Additions
Additions to net assets attributed to:

Net appreciation in fair value of investments	$80,295,964
Interest and dividend income from investments	13,720,761
Interest income on notes receivable from participants	668,342

Contributions:
Participants	26,710,788
Employer, net of forfeitures	8,568,198
Rollovers	3,562,118

Total contributions	38,841,104

Total additions	133,526,171

Deductions
Deductions from net assets attributed to:

Benefits paid to participants	40,866,648
Administration fees and other	57,009

Total deductions	40,923,657

Net increase in net assets	92,602,514

Net assets available for benefits:
Beginning of year	415,042,173

End of year	$507,644,687
See accompanying notes to the financial statements.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan document), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Participation and Contributions

The Plan is funded by employee and employer contributions.  Participants may elect to make pre-tax or Roth after-tax (“Roth”) contributions of between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $19,000 during 2019.  In addition, the Plan permits catch-up contributions of $6,000 by participants who have attained age 50 by December 31 of each year.  Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax, Roth and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan.  Participants may currently direct contributions into 26 mutual funds and 2 common collective trusts.  Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer made, for 2019, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax and Roth contributions.  The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2019.  In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Also, a participant must be employed on the last day of the Plan year to be eligible for any discretionary true-up of matching contributions at the end of the Plan year.  Upon termination of the Plan, 100% vesting occurs.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Active participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33 1/3%
2 but less than 3	66 2/3%
3 or more	100%

Effective April 13, 2020, the Company temporarily suspended the Employer matching contribution to eligible participants. Employer matching contributions made prior to April 13,  2020 will continue to vest according to the above schedule.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses. Pre-tax and Roth contributions are maintained separately for participants.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2019 and 2018, the amounts of unallocated forfeitures were $23,056 and $51,338, respectively.  During the years ended December 31, 2019 and 2018 forfeited non-vested accounts of $170,000 and $107,642, respectively, were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. Interest is charged at a rate established by the Plan and is normally fixed at origination at the prime rate plus one percent (effective rate of 5.75% at December 31, 2019). Interest rates on outstanding loans as of December 31, 2019 and December 31, 2018 ranged from 4.25% to 6.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

Withdrawals

The Plan permits a participant to withdraw participant pre-tax, Roth, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

At death, disability, retirement or termination, participants (or their designated beneficiaries) are entitled to receive benefits equal to their vested account balances. In general, participants may elect to defer their distribution or elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct rollover to an Individual Retirement Account (“IRA”) or to an eligible retirement plan. However, if a participant’s vested account balance is $5,000 or less, the participant may not defer distribution and may elect to receive a partial distribution, a lump sum distribution, or a direct rollover to an IRA or an eligible retirement Plan.  If no such election is made and the participant’s vested account balance is greater than $1,000, but not more than $5,000, the participant’s vested account balance will be directly rolled over into an IRA established by the Plan Administrator for the participant’s benefit.  If the participant’s vested account balance is $1,000 or less and no election is made, the benefit will be paid in a lump sum distribution.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan.  Fees for annual independent audit, counsel, and other specialists are generally paid by the Company.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities.  Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Financial Condition.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock under the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2019 and December 31, 2018, approximately 2% and 3%, respectively, of the Plan’s net assets available for benefits were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $78.47 and $76.92 per share, respectively).  As of May 1, 2020, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $58.95 per share.

The 2019 novel Coronavirus (or “COVID 19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally, and locally. Following the COVID-19 outbreak, the values of investments securities have, in general, declined significantly. These economic and market conditions, and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan participants investment balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be determined at this time.

Investment Valuation and Income Recognition

The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in Common Collective trusts, which are valued based on the net asset value as determined by using the estimated fair value of the underlying assets held in the fund.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Benefit Payments

Benefits are recorded upon distribution. As of December 31, 2019, and December 31, 2018, there were no unpaid distributions allocated to the accounts of participants who have elected to withdraw from the Plan.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue

Service (IRS) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2019 excess contributions to the applicable participants before March 15, 2020.

Recently Adopted Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value (NAV) per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable value exists or whether its investments qualify for the NAV per share practical expedient in accordance with ASC 820, Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2018. The guidance is to be applied prospectively. This standard was adopted for the year-ended December 31, 2019 for the Plan’s financial statements and the ASU did not have a significant impact on the Plan’s financial statements.

Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the impact of this ASU on the Plan’s financial statements but does not expect the ASU to have a significant impact on the Plan’s financial statements.

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety.   The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the net asset value (“NAV”) of shares held by the Plan at year-end and are classified as Level 1 investments.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The Common Collective Trust investments include the Stable Value Fund and the Equity Income Trust. Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the Plan Trustee, has a readily determinable fair value and has accordingly been classified as a Level 1 investment in 2019 upon the adoption of ASU 2018-09.  In 2018, the NAV, as provided by the Plan Trustee, was used as a practical expedient to estimate fair value.

Certain events could limit the ability of the Plan to transact at contract value with a Common Collective Trust. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as a Level 1 investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

Investments at Fair Value as of December 31, 2019
	Level 1	Total

Mutual Funds	$426,170,429	$426,170,429
Common collective trusts	57,604,176	57,604,176
MSC Industrial Direct Co., Inc. Class A Common Stock	11,925,739	11,925,739

Total Investments at Fair Value	$495,700,344	$495,700,344

Investments at Fair Value as of December 31, 2018
	Level 1	Total

Mutual Funds	$334,427,750	$334,427,750
MSC Industrial Direct Co., Inc. Class A Common Stock	11,491,667	11,491,667

	$345,919,417	$345,919,417
Investments measured at Net Asset Value (NAV)*:
Common collective trusts		56,149,151
Total Investments at Fair Value		$402,068,568

*Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

4.      INCOME TAX STATUS

The underlying volume submitter plan has received an advisory letter from the IRS dated August 2, 2017, stating that the form of the plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

5.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represent $262,282,357, or 52% of total net assets available for Plan benefits at fair value at December 31, 2019, and $217,389,402, or 52% of total net assets available for Plan benefits at fair value at December 31, 2018.

Plan investments in shares of Class A Common Stock issued by the Company were $11,925,739, or 2% of total net assets available for Plan benefits at fair value at December 31, 2019, and $11,491,667, or 3% of total net assets available for Plan benefits at fair value at December 31, 2018.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.

If the revenue received by T. Rowe Price from such mutual fund or collective trust service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan’s participants on a quarterly basis. During 2019, the excess amounts were not material.

6.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018

Net assets available for benefits per the financial statements	$507,644,687	$415,042,173

Less: Deemed distributions - defaulted loans at end of year	(26,852)	(10,577)

Net assets available for benefits per the Form 5500	$507,617,835	$415,031,596

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The following is a reconciliation of contributions received from participants per the financial statements to the Form 5500:

December 31,
2019

Contributions received from participants per the financial statements	$26,710,788

Add: Excess contributions payable at end of year	349,112

Contributions received from participants per the Form 5500	$27,059,900

The following is a reconciliation of the net decrease in the net assets available for benefits per the financial statements to Form 5500:

December 31,
2019

Net increase in net assets available for the benefits per the financial statements	$92,602,514

Add: Deemed distributions - defaulted loans at beginning of year	10,577

Less: Deemed distributions - defaulted loans at end of year	(26,852)

Net increase in net assets available for benefits per the Form 5500	$92,586,239

8.      SUBSEQUENT EVENTS

The recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts and volatility on the U.S. and global financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in value since December 31, 2019. However, because the values of the Plan’s individual investments will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

Effective April 13, 2020, the Company temporarily suspended the employer matching contributions to eligible participants.

As permitted by the Coronavirus Aid, Relief and Economic Security Act enacted on March 27,2020 (the “CARES Act”), the Plan will allow participants who meet certain eligibility criteria to defer for up to one year loan repayments that would otherwise be due between the date of enactment of the CARES Act and December 31, 2020. Interest will continue to accrue on deferred loan repayments and the loans will be reamortized once repayments resume. Also, as permitted by the CARES Act, the Plan will allow terminated participants who have attained age 70-1/2 to elect not to take any minimum required distribution that would otherwise have been required to have been made from the Plan for 2020.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (151,978 shares)	**	$11,925,739
Baird	Baird Core Plus Bond Interest (1,498,050 shares)	**	17,317,457
Vanguard	Vanguard Instl Target Retirement 2015 (257,065 units)	**	5,909,927
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (674,057 units)	**	17,485,035
Vanguard	Vanguard Instl Target Retirement 2020 (804,918 units)	**	19,406,565
T. Rowe Price *	T. Rowe Price Global Stock Fund (491,466 units)	**	22,464,903
T. Rowe Price *	T. Rowe Price Growth Stock Fund (832,432 units)	**	61,058,909
T. Rowe Price *	T. Rowe Price International Stock Fund (620,815 units)	**	11,571,996
T. Rowe Price *	T. Rowe Price New Horizons Fund (354,216 units)	**	21,029,794
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund (268,343 units)	**	33,210,097
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (40,119,141 units)	**	40,119,141
Cohen & Steers	Cohen & Steers Realty Shares (113,117 units)	**	5,304,062
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (563,736 units)	**	15,767,684
T. Rowe Price *	T. Rowe Price Value Fund (210,847 units)	**	7,997,427
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (330,994 units)	**	31,553,653
Vanguard	Vanguard Instl Target Retirement 2025 (1,344,446 units)	**	33,248,140
Vanguard	Vanguard Instl Target Retirement 2030 (1,189,452 units)	**	29,879,037
Vanguard	Vanguard Small Cap Index Institutional Fund (191,309 units)	**	15,184,182
Vanguard	Vanguard Instl Index Fund (101,683 units)	**	29,511,531
Vanguard	Vanguard Instl Target Retirement 2035 (947,416 units)	**	24,159,114
Vanguard	Vanguard Instl Target Retirement 2040 (637,113 units)	**	16,488,491
Vanguard	Vanguard Instl Target Retirement 2045 (453,838 units)	**	11,881,479
Vanguard	Vanguard Instl Target Retirement 2050 (179,173 units)	**	4,697,909
Vanguard	Vanguard Instl Target Retirement 2055 (88,221 units)	**	2,321,989
Vanguard	Vanguard Instl Target Retirement 2060 (30,208 units)	**	796,294
Vanguard	Vanguard Instl Target Retirement 2065 (14,966 units)	**	361,272
Vanguard	Vanguard Instl Target Retirement Income (67,357 units)	**	1,523,605
Vanguard	Vanguard Inflation Protected Securities (135,286 units)	**	3,501,194
T. Rowe Price*	U.S. Treasury Money Fund (23,718 units) ***	**	23,718

Total investments			495,700,344
T. Rowe Price *	Cash	**	120
Participant Loans	2,654 Loans to participants with interest rates ranging from 4.25% - 6.5% with various maturity dates through 2029	**	11,926,933
Total Assets (Held at End of Year)			$507,627,397

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant directed investments and participant loans and therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 30, 2020
/s/ Barbara Knoll
Barbara Knoll On behalf of MSC Industrial Direct 401(k) Administrative Committee

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm